Exhibit 99.5

June 23, 2014

FILED VIA SEDAR

The Canadian Provincial Securities
        Regulatory Authorities

Dear Sirs/Mesdames:

Re:	Dominion Diamond Corporation (the “Corporation”)
2014 Annual Report (the “Annual Report”)

Please note, the audited annual financial statements and management’s discussion and analysis for the year ended January 31, 2014 (the “Statements”) included in the Annual Report reflect minor typographical corrections from the versions previously filed. The Statements are not being re-filed as no substantive changes have been made.

Sincerely,
Dominion Diamond Corporation

(Signed) “Wendy Kei”
Wendy Kei
Chief Financial Officer

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